UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Sequans Communications S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.02 per share

(Title of Class of Securities)

817323108 (American Depositary Shares, each representing four Ordinary Shares)

(CUSIP Number)

Sophie Paquin
Bpifrance Participations S.A.
6-8, boulevard Haussmann

75009 Paris
France

+33 1 53 89 55 73

With copy to:

John C. Partigan Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 817323108
1	Name of Reporting Person Caisse des Dépôts
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,200,072 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,200,072 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,200,072 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

Percentage of class is calculated based on 178,085,988 Ordinary Shares outstanding as of March 15, 2022, as reported in the Form 6-K filed by Sequans Communications S.A. with the SEC on March 15, 2022.

Page 2 of 12 Pages

CUSIP No. 817323108
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,200,072 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,200,072 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,200,072 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

Percentage of class is calculated based on 178,085,988 Ordinary Shares outstanding as of March 15, 2022, as reported in the Form 6-K filed by Sequans Communications S.A. with the SEC on March 15, 2022.

Page 3 of 12 Pages

CUSIP No. 817323108
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,200,072 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,200,072 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,200,072 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

Percentage of class is calculated based on 178,085,988 Ordinary Shares outstanding as of March 15, 2022, as reported in the Form 6-K filed by Sequans Communications S.A. with the SEC on March 15, 2022.

Page 4 of 12 Pages

CUSIP No. 817323108
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,200,072 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,200,072 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,200,072 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

Percentage of class is calculated based on 178,085,988 Ordinary Shares outstanding as of March 15, 2022, as reported in the Form 6-K filed by Sequans Communications S.A. with the SEC on March 15, 2022.

Page 5 of 12 Pages

Amendment No. 7 to Schedule 13D

This Amendment No. 7 (the “Amendment No. 7”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Caisse des Dépôts (“CDC”), Bpifrance Participations S.A. (“Bpifrance Participations”), Bpifrance S.A. (“Bpifrance”), and EPIC Bpifrance (“EPIC”) (collectively, the “Reporting Persons”) on November 21, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 24, 2015, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on September 20, 2016, as further amended by Amendment No. 3 to Schedule 13D filed with the SEC on January 18, 2018, as further amended by Amendment No. 4 to Schedule 13D filed with the SEC on April 3, 2020, as further amended by Amendment No. 5 to Schedule 13D filed with the SEC on February 12, 2021, and as further amended by Amendment No. 6 to Schedule 13D filed with the SEC on August 9, 2021 (collectively, the “Schedule 13D”).

This Amendment No. 7 is being filed by the Reporting Persons to report changes to the beneficial ownership as a result of a change in the aggregate number of Ordinary Shares of Sequans Communications S.A. (the “Issuer”) outstanding as reported in its latest filings with the Securities and Exchange Commission.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction.

This Amendment No. 7 is being filed by the Reporting Persons to report changes to the beneficial ownership as a result of a change in the aggregate number of Ordinary Shares of the Issuer outstanding as reported in its latest filings with the Securities and Exchange Commission.

On March 15, 2022, closed its previously announced public offering of 6,666,667 ADSs representing 26,666,668 ordinary shares. As a result of the offering, the aggregate number of Ordinary Shares of the Issuer increased to 178,085,988 Ordinary Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

None of the Reporting Persons has engaged in any transaction involving any securities of the Issuer in the past 60 days.

Page 6 of 12 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D/A filed on February 12, 2021).

Page 7 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2022	Caisse des Dépôts

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer
Finance and Operations Department

EPIC Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Page 8 of 12 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

REMI FOURNIAL	Director, Director of the mergers and acquisitions department at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, Deputy CEO Natixis Payment

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

CAROLINE PAROT	Director, CEO of Europcar Mobility Group

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

Page 9 of 12 Pages

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts

Page 10 of 12 Pages

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

MARIE-ANNE LAVERGNE	Director, Head of the office in charge of control of foreign investments in France

GÉRALDINE LEVEAU	Director, Deputy General Secretary for Public Investment

PIERRE CHABROL	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

Page 11 of 12 Pages

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

SOPHIE STABILE	Director, Founder and CEO of Révérence, CFO Lagardère SA

SÉBASTIEN RASPILLER	Director, Assistant Director for the financing of the economy, Direction Générale du Trésor (French State)

Page 12 of 12 Pages